Mail Stop 4561

      August 9, 2005

F. William Kuethe, Jr.
President and Chief Executive Officer
Glen Burnie Bancorp
101 Crain Highway, S.E.
Glen Burnie, Maryland 21061


      Re:	Glen Burnie Bancorp
		Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 15, 2005
      File No. 000-24047

Dear Mr. Kuethe:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004:

Financial Statements

Note 12 - Post-Retirement Health Care Benefits, page F-22

1. We note your disclosure that you recognized a net curtailment gain of $764,000 in the year ended December 31, 2002. Please refer to paragraphs 90 - 100 of SFAS 106 and tell us the following:

* Who is affected by the termination of benefits;
* When are the benefits expected to be paid;
* How and when you plan to settle your post-retirement benefit obligation;
* How you determined your plan amendment is a curtailment;
* How you determined the amount of the net curtailment gain; and
* Your basis for recognizing the net curtailment gain in 2002.

   As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please contact Nancy Maloney Staff Accountant at (202) 551-3427 or me at (202) 551-3449 if you have questions.

   							Sincerely,



Joyce Sweeney
Accounting Branch Chief



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F. William Kuethe, Jr.
Glen Burnie Bancorp
August 9, 2005
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